Investment Presentation

Sit U.S. Government Securities Fund (SNGVX)

As of June 30, 2016

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration between 1 to 4 years.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Average Annual Total Returns As Of June 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
U.S. Government Securities	**2.45**	**1.67**	**1.27**	**3.67**	**5.58**	**2.51**
Barclays Interm. Gov't Index	3.93	2.41	2.31	4.07	5.82	

The U.S. Government Securities Fund's inception was June 2, 1987.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit U.S. Government Securities Fund

- Long-Tenured Managers
- Low duration, high income strategy
  - 0.8 year effective duration (6/30/16)
  - 2.57% 30-Day SEC Yield (6/30/16)

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information on the last page entitled "Disclosure Page".

Sit U.S. Government Securities Fund
Sector Weightings

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	12/15	06/16	Barclays Interm. Gov't. Index 6/16
U.S. Treasury Bonds	2 %	4 %	20 %	2 %	12 %	1 %	2 %	1 %	0 %	1 %	4 %	1 %	93 %
U.S. Agency Bonds	4	1	1	0	0	0	0	3	0	0	0	0	7
Agency CMO's	31	35	34	32	25	41	51	45	47	48	53	50	0
TIPS	0	0	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	62	59	40	65	62	57	42	46	45	44	36	43	0
Asset Backed Securities	0	0	0	0	1	1	1	2	5	3	3	2	0
Cash	1	1	5	1	0	0	4	3	3	4	4	4	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	12/15	06/16
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY
Sit Gov't. Fund Duration (years)	2.9	3.0	2.9	2.2	2.1	1.6	1.9	2.1	2.1	1.3	1.0	**0.8**
Barclays Interm. Gov't. Duration (years)	3.3	3.3	3.4	3.6	3.6	3.7	3.8	3.6	3.6	3.7	3.8	**3.9**
Sit Gov't. Fund 30-Day SEC Yield	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	3.2 %	1.7 %	1.1 %	3.1 %	2.8 %	**2.5 %**
Barclays Interm. Gov't. Yield	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	0.7 %	0.6 %	1.1 %	1.2 %	1.5 %	**0.9 %**

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends ~~and~~ capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information on the last page entitled "Disclosure Page".

Simplified Mortgage Example

Coupon	Purchase Cost		Par		Premium Paid
7.00%	$114,000	–	$100,000	=	$14,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$7,000	—	$0	=	$7,000	6.14%
2)	One-fifth is refinanced after 6 months	$6,300	—	$2,800	=	$3,500	3.07%
3)	Half is refinanced after 6 months	$5,250	—	$7,000	=	-$1,750	-1.54%
4)	All is refinanced after 6 months	$3,500	—	$14,000	=	-$10,500	-9.21%

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
% Constant Prepayment Rate (CPR)
Coupon
Sit 6.5% - 10%
FHLMC 4.5%
FHLMC 5.5%
FHLMC 6.5%
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sit (6.5%-10%)
FHLMC (4.5%)
FHLMC (5.5%)
FHLMC (6.5%)
Sit
FHLMC
Range of Volatility

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayment and defaults.

SIT U.S. GOVERNMENT SECURITIES FUND – NET OF FEES

As of June 30, 2016



Total Return (%)
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
2.5
1.7
1.7
4.1
4.1
3.8
6.9
7.1
8.5
5.1
6.7
10.4
7.8
1.4
-0.3
4.9
2.4
5.0
2.7
1.6
6.1
2.7
0.5
1.7
-2.1
0.4
-1.2
2.2
0.6
2.5
1.4
0.6
1.2
1.7
1.4
3.6
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
YTD 2016
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government
Barclays Intermediate Gov't Bond Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

- Only 11 of 112 quarters were negative.

Annual Returns (calendar year)

High	1995	11.50%
Low	2013	-2.08%
YTD	6/30/16	1.72%

Quarterly Returns

High	(4Q87)	6.14%
Low	(2Q13)	-1.48%

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	-1.07	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	0.50	0.21	1.42
2016	0.99	0.72	---	---	1.72

[1] Return is from 6/2/87 through 6/30/87

[2] Return is from 6/2/87 through 12/31/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

10-Year U.S. Treasury Historic Interest Rate Levels

As of June 30, 2016



Yield (%)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
1.47
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15

Historic Share Price

U.S. Government Fund



Difference in price per Share
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
(0.20)
(0.40)
Jun-87
Jun-88
Jun-89
Jun-90
Jun-91
Jun-92
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Jun-16

Disclosure Page

Sit U.S. Government Securities Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital Intermediate Government Index is a sub-index of the Barclay's Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclay's Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.

Barclays 1-3 Year Government Bond Index is a market value-weighted performance benchmark of investment grade government and corporate bonds with maturities of one to three years. An investment cannot be made directly in an index.